April 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Attn:	David Link

Re:	Cal Redwood Acquisition Corp.

Registration Statement on Form S-1

Filed March 3, 2025

File No. 333-285517

Dear Mr. Link:

On behalf of Cal Redwood Acquisition Corp. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 28, 2025 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed with the Commission by the Company on March 3, 2025 (the “Registration Statement”).

The Company is concurrently filing with the Commission this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1

Cover page

1.	We note that you may extend the 24-month period you will have to consummate an initial business combination. Please revise to disclose here that there is no limit on the number of extensions as you do on page 11.

Response: The Company has revised its disclosure on the cover page of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

Risk Factors

We may not be able to complete an initial business combination because such initial business combination., page 67

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.

Response: The Company has revised its disclosure on page 67 of Amendment No. 1 in response to the Staff’s comment.

Principal Shareholders

Restrictions on Transfers of Founder Shares and Private Placement Units, page 147

3.	Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).

Response: The Company has revised its disclosure on pages 149 to 150 of Amendment No. 1 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

April 2, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (561) 650-7951.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Tricia Branker, Esq.
Tricia Branker, Esq.

cc: Vivek Ranadive – President

Cal Redwood Acquisition Corp.